Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2022	June 30, 2023
		(Unaudited)
ASSETS
Current Assets:
Cash	$23,716,768	$15,783,731
Accounts receivable	4,043,473	5,008,411
Inventories, net	344,823	259,269
Advances to suppliers, net	1,382,172	1,275,527
Other current assets	386,954	426,942
Total Current Assets	29,874,190	22,753,880
Property and equipment, net	183,386	121,453
Right of use lease assets, net	227,603	166,530
Intangible Assets	-	6,757,409
Deferred Offering Costs	9,893	-
Goodwill	7,700,569	7,700,569
Total Non-current Assets	8,121,451	14,745,961
TOTAL ASSETS	$37,995,641	$37,499,841

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,990,647	$4,587,561
Short-term loan	332,309	291,106
Contract liabilities	747,093	1,038,871
Lease liabilities	107,467	96,819
Tax Payable	204,232	388,520
Accrued expenses and other current liabilities	1,964,469	2,441,940
Total Current Liabilities	8,346,217	8,844,817
Due to related parties	3,679,717	3,619,505
Long-term loan	218,722	156,031
Convertible notes	5,550,607	-
Lease liabilities	144,163	37,705
Total Non-current Liabilities	9,593,209	3,813,241
TOTAL LIABILITIES	$17,939,426	$12,658,058

Commitment and Contingencies
Stockholders’ Equity
Ordinary Shares, no par value, unlimited shares authorized; 100,670,199 and 60,945,313 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	$-	$-
Additional paid-in capital	38,571,534	44,515,801
Accumulated deficit	(17,081,329)	(17,349,240)
Accumulated other comprehensive loss	(1,281,864)	(2,161,936)
Equity attributable to owners of the Company	20,208,341	25,004,624
Non-controlling interests	(152,126)	(162,841)
Total Stockholders’ Equity	20,056,215	24,841,783
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,995,641	$37,499,841

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2023
NET REVENUE	$1,166,425	$10,683,243
COST OF REVENUE	(1,015,769)	(8,228,377)
GROSS PROFIT	150,656	2,454,866

OPERATING EXPENSES
Sales and Marketing Expenses	(414,750)	(801,374)
General and Administrative Expenses	(5,122,188)	(1,504,654)
Research and Development Expenses	(172,437)	(107,626)
Total operating expenses	(5,709,375)	(2,413,654)
(LOSS) INCOME FROM OPERATIONS	(5,558,719)	41,212

Gain on disposal of subsidiary	-	(29,279)
Other Income, net	28,647	(79,191)
LOSS BEFORE INCOME TAX	(5,530,072)	(67,258)
Provision for Income Taxes	-	211,368
NET LOSS	(5,530,072)	(278,626)
Less: net loss attributable to non-controlling interest	(24,926)	(10,715)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(991,133)	(880,073)
TOTAL COMPREHENSIVE LOSS	$(6,521,205)	$(1,158,699)

LOSS PER SHARE – BASIC AND DILUTED	(0.17)	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	39,376,394	80,917,493

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MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2023
Net cash used in operating activities	(10,073,063)	(333,642)
Net cash used in investing activities	(26,915)	(6,762,905)
Net cash provided by financing activities	7,670,698	157,068
Effect of changes of foreign exchange rate on cash	261,068	(993,558)
Net decrease in cash	(2,168,212)	(7,933,037)
Cash, beginning of the period	26,634,332	23,716,768
Cash, end of the period	24,466,120	15,783,731

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